EXHIBIT (B)(2)
Form of Guarantee (“Selvskyldnergaranti”)
      With reference to SeaDrill Limited’s mandatory offer to purchase shares in Smedvig ASA in accordance with the Norwegian Securities Trading Act of 19 June 1997 No. 79 (the “Securities Trading Act”), chapter 4, and on the basis of the offer document in regard to the mandatory offer (hereinafter the “Offer Document”), dated 2 March 2006, we, Nordea Bank Norge ASA, having our registered office in Middelthunsgt. 17, P.O.Box 1166 Sentrum, 0107 Oslo, Norway and DnB NOR Bank ASA, having our registered office at Stranden 21, 0250 Oslo, Norway, (each a “Guarantor”), for the account of SeaDrill Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, hereby unconditionally guarantee in favor of all shareholders in Smedvig ASA accepting the mandatory offer in accordance with the terms and conditions of the Offer Document and the acceptance form scheduled thereto, the payment by SeaDrill Limited of the purchase price for the shares accepted in accordance with the mandatory offer referred to above.
      This guarantee provides security for payment in respect of the mandatory offer of NOK 205 for each Class A Share and NOK 165 for each Class B Share in Smedvig ASA. In addition, it applies to interest for delayed payment of up to 4 weeks after the payment date at an interest rate of 9.25% p.a. No other demands may be made under this guarantee.
      The total liability of each Guarantor under this guarantee shall not, under any circumstances, exceed an amount of NOK 3,697,857,776 (in words three billion six hundred and ninety seven million eight hundred and fifty six thousand seven hundred and seventy six 0/00 Norwegian Kroner) and the total guarantee shall not, under any circumstances, exceed an amount of NOK 7,395,713,553 (in words seven billion three hundred and ninety five million seven hundred and thirteen thousand five hundred and fifty three 0/42 Norwegian Kroner).
      Pursuant to Section 4 of the Regulations of 15 December 1997 no. 1307 regarding the requirements on guarantees in respect of mandatory offers, given pursuant to the Norwegian Securities Trading Act, section 4-10, the guarantee amount may be reduced proportionately based on the number of shares the transfer of which has been accepted, provided the Oslo Stock Exchange grants permission.
      Written demands must be received by us in writing certifying:

a) that SeaDrill Limited has failed to perform its obligations under the mandatory offer, specifying in what respect SeaDrill Limited has so failed, and that, as a result thereof, the shareholder, under the terms of the said offer, has become entitled to payment of the amount claimed by him.

b) that the amount claimed has not otherwise been paid to the shareholder neither directly nor indirectly, by or on behalf of SeaDrill Limited.
      Any demand for payment must be accompanied by:

a) the Acceptance Form of the shareholder making such demand

b) a transcript of the shareholder’s VPS account
      This guarantee shall be in force and effect for a period from 6 March 2006, and any demand under this guarantee must be made in writing to Nordea Bank Norge ASA, Middelthunsgate 17, P.O.Box 1166 Sentrum, 0107 Oslo, Norway, and be received by us no later than 5 May 2006 at 16:00 CET in order for us to make payment under this guarantee.
      Upon request from us, a written statement from the receiving agent, Carnegie ASA, will confirm whether the mandatory offer has been accepted in accordance with the Offer Document and the acceptance form.
      This guarantee shall be governed, construed and interpreted under the laws of Norway.

Nordea Bank Norge ASA	DnB NOR Bank ASA